Brambles

Brambles Industries plc
Cassini House
57-59 St James Street
London SW1A 1LD, England

Tel: 020 7659 6020
Fax: 020 7659 6001
www.brambles.com

02 NOV 18 AM 9:45

31 October 2002

02060398

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Sandra Walters

Sandra Walters
Assistant Company Secretary

dlw 12/10

FILE NO- 82-5205

BRAMBLES ANNOUNCES SALE OF BRAMBLES SHIPPING

Brambles Industries today announced that it has reached agreement for the sale of Brambles Shipping, its Australian cargo shipping operation, to Toll Transport Pty Ltd. The purchase price for the business of A$73 million will be paid in cash. The value of the transaction to Brambles, comprising the purchase price and the expected proceeds from trade receivables that will be retained by Brambles, is A$87 million.

The business value compares to the net asset value of the business at 30 June, 2002, of approximately A$39 million. In the year to 30 June, 2002, the Brambles Shipping business had sales of A$110 million.

The sale will be effective on 1 November 2002.

31 October, 2002

For further information, contact:

London

Media:	Richard Mountain, Financial Dynamics	+44 (0) 20 7831 3113
Investor and Other:	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012

Sydney

All Enquiries:	Edna Carew Group Manager Communications	+61 (0) 2 9256 5204

The Brambles Industries Group is globally headquartered in Sydney, Australia.